

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2006

Mr. James A. Sabala
Chief Financial Officer
Coeur d'Alene Mines Corporation
505 Front Ave., P.O. Box "I"
Coeur d'Alene, ID 83816

> **Re:** **Coeur d'Alene Mines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-08641**

Dear Mr. Sabala:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief